EXHIBIT 99.1

Electra Announces $20 Million Strategic Investment Proposal

(All amounts in US dollars)

TORONTO, Sept. 10, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today provided an update on its financing strategy for North America’s first battery grade cobalt refinery, announcing that it has received a non-binding term sheet for a $20 million prepayment facility from an arms-length strategic player in the battery materials sector. Several other financing discussions have been advancing alongside this proposal to raise the $60 million for project completion plus amounts for working capital and operations during the construction and commissioning phases.

Electra CEO, Trent Mell, commented, "Interest from sophisticated strategic partners indicates strong confidence in Electra, and with the continued support of investors, governments and downstream customers, we are well-positioned to realize our vision of a North American battery materials supply chain."

The strategic investment announced today is equal to the $20 million award Electra received from the U.S. Department of Defense pursuant to Title III of the Defense Production Act (DPA) last month. More than 90% of battery grade cobalt is produced by Chinese companies today, and none in North America.

Electra owns a low carbon, permitted hydrometallurgical refining complex north of Toronto that historically produced nickel and cobalt. The facility is being expanded and modified to provide North America battery makers with a domestic source of cobalt sulfate for lithium-ion batteries. The refining complex was also the location of a year-long battery recycling demonstration plant in 2023. The Company estimates that an additional $60 million in capital costs are required to complete the $250 million cobalt facility.

If consummated, the investment would be comprised of an immediate investment of $10 million and a follow-on investment of $10 million during the refinery’s commissioning phase. As partial compensation, Electra would provide marketing rights for a portion of future production until the facility is repaid. This investment is intended to provide working capital and general and administrative coverage over and above the remaining construction costs. The transaction is subject to conditions precedent, including developments in parallel financing discussions that are well advanced.

Electra continues to make steady progress in securing other non-dilutive sources of financing, including government programs, to complete the construction and commissioning of the refinery. Once fully commissioned, Electra’s facility could produce up to 6,500 tonnes of cobalt per year, which could support the production of over 1 million EVs annually. LG Energy Solution intends to purchase up to 80% of capacity over the first five years of operation.

At this time, the strategic investment term sheet is a non-binding proposal, and a confirmation of the proposal was received on September 3, 2024. The progression to binding documentation is subject to finalization of diligence and negotiation of customary closing materials and is progressing in line with all parties’ agreed timeline. Discussions with other strategic partners are expected to continue until today’s proposal becomes binding.

Electra’s near-term priority is to recommission and expand its low carbon Canadian cobalt refinery, which has already been derisked through the delivery of long lead equipment and the operation of a black mass demonstration plant in the legacy refinery. The Company’s longer-term vision includes nickel production and battery recycling, thereby onshoring additional critical mineral refining processes needed for the North American electric vehicle battery supply chain.

Company Update

The Company also announces that in accordance with its Long-Term Incentive Plan approved by shareholders at its August 13, 2024 annual general meeting, it has granted an aggregate of C$96,250 in deferred share units (DSUs) in connection with Directors remuneration, which is issued in lieu of cash compensation otherwise payable. DSUs vest after twelve months but may not be exercised until a Director ceases to serve the Company. DSU grants ensure alignment of interests with the Company’s shareholders.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.